Exhibit 99
	For Release:	August 4, 2015
	Investor Contacts:	Tim Thorp
218-723-3953
tthorp@allete.com

NEWS		Vince Meyer
218-723-3952
vmeyer@allete.com

ALLETE, Inc. quarterly earnings increase from a year ago
Full-year earnings guidance adjusted upward to $3.20-$3.40 per share
DULUTH, Minn. – ALLETE, Inc. (NYSE: ALE) today reported second quarter 2015 earnings of 46 cents per share on net income of $22.5 million and operating revenue of $323.3 million. Earnings for the second quarter of 2014 were 40 cents per share on net income of $16.8 million and operating revenue of $260.7 million. This year’s results included acquisition transaction fees amounting to $0.9 million, or two cents per share. In last year’s quarterly results was a $2.5 million, or six cents per share, non-recurring charge associated with a settlement agreement with the Environmental Protection Agency (EPA).
ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power and the company’s investment in the American Transmission Co., recorded net income of $23.6 million, an increase of $6.1 million over 2014 second quarter net income. This year’s results reflect increases in cost recovery rider revenue, production tax credits, and power marketing sales due to the commencement of the Minnkota Power sales agreement in June 2014, partially offset by increased depreciation and interest expense. Included in last year’s quarterly results was the previously mentioned non-recurring charge related to a settlement agreement with the EPA.
“With respect to Minnesota Power and the region it serves, we are pleased that our large power taconite customers nominated near 90% of full electricity demand levels for the fourth quarter of 2015.” said ALLETE Chairman, President and CEO Al Hodnik.
The Investments and Other segment, which includes U.S. Water Services, ALLETE Clean Energy, BNI Coal, ALLETE Properties, corporate expense and unallocated interest expense, posted a net loss of $1.1 million, compared to a second quarter 2014 net loss of $700,000 a year ago. Operating results from the companies in this segment were as expected. The net loss for the second quarter of 2015 included acquisition transaction fees of $.9 million and higher interest and income tax expenses. The increase in income tax expense included $1.2 million attributable to the first quarter of 2015, due to a higher estimated effective tax rate for the year.
An increase in common shares outstanding resulted in 7 cents of earnings per share dilution compared to the same period a year ago.
“Overall, these solid financial results are as we anticipated in the quarter and when we examine them closely we find evidence that the strategy to broaden our energy operations is taking hold,” said Hodnik. “The recent addition of U.S. Water Services and the consistent growth of ALLETE Clean Energy, combined with our strong utility base, set the stage for future growth.”
ALLETE’s 2015 full-year guidance has been adjusted upward to a range of $3.20 to $3.40 per share to include ALLETE Clean Energy’s expected development fee from the MDU transaction. On June 30, 2015, the North Dakota Public Service Commission approved the sale of a wind facility under construction by ALLETE Clean Energy, to MDU. The company estimates the development fee from the MDU transaction to be between $20 million and $25 million, pre-tax, of which most will be recognized in earnings during the second half of 2015.
The 2015 guidance excludes acquisition-related transaction fees. Additional details about earnings guidance for the year will be discussed in our conference call scheduled for today.
Interested parties may listen to the conference live by calling (877) 303-5852, or by accessing the webcast on ALLETE’s Web site, www.allete.com. A replay of the call will be available through August 6, 2015 by dialing (855) 859-2056, pass code 72675112. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns BNI Coal in Center, N.D., ALLETE Clean Energy, based in Duluth, U.S. Water Services headquartered in St. Michael, Minn. and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Six Months Ended
	June 30,		June 30,
	2015	2014	2015	2014

Operating Revenue	$323.3	$260.7	$643.3	$557.2
Operating Expenses
Fuel and Purchased Power	80.1	83.6	166.1	179.8
Transmission Services	11.3	10.5	26.2	21.3
Cost of Sales	52.3	18.9	83.5	42.4
Operating and Maintenance	85.4	74.3	165.1	148.6
Depreciation and Amortization	41.3	33.9	80.3	66.1
Taxes Other than Income Taxes	13.4	11.3	26.2	22.5
Total Operating Expenses	283.8	232.5	547.4	480.7
Operating Income	39.5	28.2	95.9	76.5
Other Income (Expense)
Interest Expense	(16.2)	(13.5)	(31.3)	(26.3)
Equity Earnings in ATC	4.7	5.2	8.6	10.3
Other	0.7	1.9	1.8	3.9
Total Other Expense	(10.8)	(6.4)	(20.9)	(12.1)
Income Before Non-Controlling Interest and Income Taxes	28.7	21.8	75.0	64.4
Income Tax Expense	6.4	4.9	12.6	13.7
Net Income	22.3	16.9	62.4	50.7
Less: Non-Controlling Interest in Subsidiaries	(0.2)	0.1	—	0.4
Net Income Attributable to ALLETE	$22.5	$16.8	$62.4	$50.3
Average Shares of Common Stock
Basic	48.6	42.1	47.7	41.7
Diluted	48.7	42.3	47.8	41.9
Basic Earnings Per Share of Common Stock	$0.46	$0.40	$1.31	$1.21
Diluted Earnings Per Share of Common Stock	$0.46	$0.40	$1.30	$1.20
Dividends Per Share of Common Stock	$0.505	$0.49	$1.01	$0.98

Consolidated Balance Sheet
Millions - Unaudited

	Jun. 30,	Dec. 31,		Jun. 30,	Dec. 31,
	2015	2014		2015	2014
Assets			Liabilities and Shareholders’ Equity
Cash and Cash Equivalents	$60.6	$145.8	Current Liabilities	$401.0	$416.0
Other Current Assets	270.0	273.0	Long-Term Debt	1,272.4	1,272.8
Property, Plant and Equipment - Net	3,451.5	3,284.8	Deferred Income Taxes	572.5	510.7
Regulatory Assets	359.6	357.3	Regulatory Liabilities	104.8	94.2
Investment in ATC	124.2	121.1	Defined Benefit Pension & Other	190.0	190.9
Other Investments	115.0	114.4	Other Non-Current Liabilities	353.9	265.0
Goodwill and Intangibles - Net	213.4	4.8	Shareholders’ Equity	1,778.4	1,611.2
Other Non-Current Assets	78.7	59.6
Total Assets	$4,673.0	$4,360.8	Total Liabilities and Shareholders’ Equity	$4,673.0	$4,360.8

	Quarter Ended		Six Months Ended
ALLETE, Inc.	June 30,		June 30,
Income (Loss)	2015	2014	2015	2014
Millions
Regulated Operations	$23.6	$17.5	$65.0	$51.4
Investments and Other	(1.1)	(0.7)	(2.6)	(1.1)
Net Income Attributable to ALLETE	$22.5	$16.8	$62.4	$50.3
Diluted Earnings Per Share	$0.46	$0.40	$1.30	$1.20

Statistical Data
Corporate
Common Stock
High	$52.98	$52.54	$59.73	$52.73
Low	$47.51	$47.51	$47.51	$47.51
Close	$51.35	$51.35	$51.35	$51.35
Book Value	$36.37	$33.22	$36.37	$33.22

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipals
Residential	227	249	583	647
Commercial	331	333	715	728
Municipals	187	198	420	440
Industrial	1,575	1,788	3,525	3,604
Total Retail and Municipal	2,320	2,568	5,243	5,419
Other Power Suppliers	1,113	631	2,004	1,331
Total Regulated Utility	3,433	3,199	7,247	6,750
Non-regulated Energy Operations	30	30	60	64
Total Kilowatt-hours Sold	3,463	3,229	7,307	6,814

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipals
Residential	$24.1	$25.7	$59.1	$65.8
Commercial	31.5	30.9	65.1	66.0
Municipals	14.5	14.5	30.5	31.0
Industrial	104.2	108.7	218.9	220.1
Total Retail and Municipals	174.3	179.8	373.6	382.9
Other Power Suppliers	37.6	24.1	71.3	53.7
Other	18.1	25.7	47.9	57.2
Total Regulated Utility Revenue	$230.0	$229.6	$492.8	$493.8

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.